August 24, 2012

United States Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Cubist Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2011, Filed February 27, 2012
File number 000-21379

Dear Mr. Rosenberg:

Cubist Pharmaceuticals, Inc. (“Cubist” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 26, 2012 (the “Comment Letter”), with regards to the Company’s Form 10-K for the year ended December 31, 2011, filed with the Commission on February 27, 2012.

For the convenience of the Staff, set forth below is the heading and text of each of the Staff’s comments noted in the Comment Letter in italicized font, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expense, page 70

1.              Please tell us the amount of R&D costs by year for each late and early stage product candidate described on pages 10 and 11. Reconcile the total for the projects for each year to your total R&D costs disclosed on your statements of income.

Response:

The Company tracks its external research and development (“R&D”) expenses by individual program for internal reporting purposes.  External R&D expenses include clinical and non-clinical activities performed by contract research organizations, consulting fees, lab services, purchases of drug product materials and manufacturing development costs.  The Company’s most significant external R&D expenses relate to its significant late-stage programs, which the Company considers to be those programs currently in Phase 3 development, CXA-201 and CB-315.  Cubist believes R&D expenses incurred for significant late-stage programs are of highest interest to investors, and therefore, this activity represents the most meaningful information for disclosure purposes.

Internal costs incurred to support R&D activities, including general overhead and expenses related to employees and facilities, comprise a significant portion of the Company’s aggregate R&D expense; however, the Company cannot reliably quantify internal R&D expenses on a program-by-program basis.  Cubist’s R&D expenses also include milestone and upfront payments related to the licensing or purchase of R&D assets that did not qualify as business combinations.

The Company therefore proposes to include the following R&D expense table and the additional underlined disclosures (in substantially the form set out below) within the “Results of Operations” section of its “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in future annual reports beginning with its Annual Report on Form 10-K for the year ended December 31, 2012, to be updated to reflect the results, facts and circumstances of that reporting period:

Research and Development Expense

The following table contains a breakdown of the Company’s R&D expenses:

For the Years Ended December 31,
	2012	2011	2010
(in millions)
External expenses:
Marketed products	$ XX.X	$ XX.X	$ XX.X
Late-stage programs:	XX.X	XX.X	XX.X
CXA-201	XX.X	XX.X	XX.X
CB-315	XX.X	XX.X	XX.X
Other external expenses	XX.X	XX.X	XX.X
Milestone and upfront payments	XX.X	XX.X	XX.X
Other research and development costs	XX.X	XX.X	XX.X
Total research and development	$ XXX.X	$ XXX.X	$ XXX.X

For each of our R&D programs, we incur both external and internal expenses. External expenses include clinical and non-clinical activities performed by contract research organizations, consulting fees, lab services, purchases of drug product materials and manufacturing development costs. We track external R&D expenses by individual program, with the most significant expenses relating to our two current significant late-stage programs identified in the table above. Marketed product expenses include expenses for post-marketing Phase 4 trials for CUBICIN and ENTEREG. Other external expenses includes expenses for pre-clinical and earlier-stage clinical programs. Milestone and upfront payments included in R&D expense relate to the licensing or purchase of R&D assets that did not qualify as business combinations. Other R&D costs represent unallocated internal expenses to support overall R&D activities, including general overhead and expenses related to employees and facilities.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

G. Inventory, page 129

2.              Please tell us why you believe the ENTEREG inventory acquired from Adolor is expected to be sold over a period of approximately eight years. Include in your response the estimated shelf life of ENTEREG and please explain to us whether your long-term inventory is work-in-process as indicated in the table on page 129 or raw materials as indicated on page 18 of your March 31, 2012 Form 10-Q. To the extent that your long-term inventory represents work-in-process, please tell us whether there are any extraordinary complexities in the manufacturing process that necessitate a significant lead time for production. To the extent that your long-term inventory represents raw materials, separately tell us the shelf lives of the raw materials and your finished goods and clarify whether production of finished goods with raw materials nearing the expiration of their shelf life impacts the ultimate shelf life of the final product.

Response:

The Company expects that its ENTEREG inventory balance will be sold over a period of approximately eight years based on its current long-range ENTEREG product sales projections.  The projections incorporated external market data, estimates of market share potential, product expiry, reprocessing costs and associated yield loss, as well as the expiration dates of the patents covering the product.  Long-term inventory primarily consists of partially- and fully-processed ENTEREG active pharmaceutical ingredient (“API”).

During the quarter ended March 31, 2012, the Company evaluated the characteristics of the ENTEREG API and determined that it was more appropriately classified as raw materials under its existing accounting policy because the API is purchased from third parties and not manufactured by Cubist.  As a result, the Company reclassified its ENTEREG API balance as of December 31, 2011, from work-in-process to raw materials to conform to the inventory classification presentation as of March 31, 2012, which is consistent with the classification of CUBICIN API.

The Company supplementally advises the Staff that the shelf-lives of ENTEREG API (raw materials) and ENTEREG packaged capsules (finished goods) are as follows:

•                  ENTEREG API has a shelf life of 60 months from the date of manufacture; however, the ENTEREG API can be reprocessed at an immaterial cost to the Company with no expected reduction in potency, thereby extending its shelf life, as needed.

•                  ENTEREG packaged capsules have a shelf-life of 36 months from the date of manufacture.  The age of the originating API and whether it has previously been reprocessed does not impact the shelf-life of the capsules processed from it.  Based on the Company’s projected sales of ENTEREG, Cubist expects to sell the capsules on hand prior to their expiration dates.

In light of the Staff’s comment, the Company proposes to include the additional underlined text to its existing disclosures within the “Inventory” note to the condensed consolidated financial statements beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (in substantially the form set out below):

Inventory included in other assets within the condensed consolidated balance sheets as of June 30, 2012, and December 31, 2011, represents the amount of ENTEREG inventory held that is in excess of the amount expected to be sold within one year. In connection with the acquisition of Adolor in December 2011, Cubist recorded the acquired ENTEREG inventory at its fair value, which required a step-up adjustment to recognize the inventory at its expected net realizable value. The inventory step-up is recorded to cost of product revenues within the condensed consolidated statements of comprehensive income as the related inventory is sold, which is expected to be over a period of approximately eight years based on the Company’s long-range sales projections of ENTEREG.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W.J. McGirr

David W.J. McGirr
Senior Vice President and Chief Financial Officer

cc:                                 Michael W. Bonney, Chief Executive Officer

Tamara L. Joseph, Senior Vice President, General Counsel and Secretary